SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Dana C. O’Brien 1111 Louisiana Houston, Texas 77002 (713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,831,282 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,831,282 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,831,282 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 55.4%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 94,126,366 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D, all unit counts reflect the reverse unit split.
**	Based on the number of Common Units (214,173,887) and Subordinated Units (207,855,430) issued and outstanding as of June 1, 2014, as reported to the Reporting Persons by the Partnership.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Resources Corp. 76-0511406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,831,282 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,831,282 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,831,282 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 55.4%
14	TYPE OF REPORTING PERSON CO

*	Includes 94,126,366 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014.
**	Based on the number of Common Units (214,173,887) and Subordinated Units (207,855,430) issued and outstanding as of June 1, 2014, as reported to the Reporting Persons by the Partnership.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), which has its principal executive office at One Leadership Square, 211 North Robinson Avenue, Suite 950, Oklahoma City, Oklahoma 73102.

Upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership attached hereto as Exhibit B (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis as set forth in the Partnership Agreement.

References to the “General Partner” refer to Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit L by and between (i) CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and (ii) CenterPoint Energy Resources Corp., a Delaware corporation (“CERC” and, together with CenterPoint, the “Reporting Persons”). CenterPoint is a publicly traded Texas corporation and is the sole stockholder of, and owns all of the interests in, CERC.

(b) The business address of the Reporting Persons and the Listed Persons (as defined below) is 1111 Louisiana, Houston, Texas 77002.

(c) The principal business of the CenterPoint is the ownership and operation, directly or indirectly, of electric transmission and distribution facilities and natural gas distribution facilities and the investment in interests in the Partnership. The principal business of CERC is the ownership and operation, directly or indirectly, of natural gas distribution facilities and the investment in interests in the Partnership.

The name and present principal occupation of each director and executive officer of CenterPoint (the “CenterPoint Listed Persons”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The name and present principal occupation of each director and executive officer of CERC (the “CERC Listed Persons”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The CenterPoint Listed Persons and the CERC Listed Persons are collectively referred to as the “Listed Persons.”

(d) – (e) During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Listed Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CenterPoint is a Texas corporation. CERC is a Delaware corporation and wholly owned subsidiary of CenterPoint. All Listed Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On March 14, 2013, CenterPoint entered into a master formation agreement attached hereto as Exhibit C (the “Master Formation Agreement”) with OGE Energy Corp., an Oklahoma corporation (“OGE Energy”), and two affiliates of ArcLight Capital Partners, LLC (“ArcLight”), pursuant to which CenterPoint, OGE Energy and ArcLight agreed to form the Partnership as a private limited partnership. On May 1, 2013, the parties closed on the formation of the Partnership. In connection with the closing, (i) CERC converted a direct wholly owned subsidiary, CenterPoint Energy Field Services, LLC, a Delaware limited liability company, into a Delaware limited partnership that became the Partnership, (ii) CERC contributed to the Partnership its equity interests in certain of its midstream subsidiaries and (iii) OGE Energy and ArcLight contributed to the Partnership 100% of the equity interests in Enogex LLC. Following the contributions described above, CenterPoint retained 227,508,825 Common Units in the Partnership.

The Partnership also issued a non-economic general partner interest and its incentive distribution rights to the General Partner. The General Partner is equally controlled by CenterPoint and OGE Energy, with each owning 50% of the management rights. The General Partner holds all of the incentive distribution rights, 40% of which are allocated to CenterPoint and 60% of which are allocated to OGE Energy.

Pursuant to the Master Formation Agreement, CenterPoint contributed a 24.95% interest in Southeast Supply Header, LLC (“SESH”) to the Partnership at its formation and retained a 25.05% interest in SESH. Pursuant to the Master Formation Agreement, the Partnership granted CenterPoint certain put rights, and CenterPoint granted the Partnership certain call rights, in each case with respect to the 25.05% interest in SESH retained by CenterPoint. Pursuant to these rights, CenterPoint may contribute its retained interest in SESH to the Partnership in exchange for a specified number of newly issued Common Units in the Partnership and, in certain circumstances, a cash payment, payable either from CenterPoint to the Partnership or from the Partnership to CenterPoint, for changes in the value of SESH.

On April 10, 2014, in connection with the initial public offering of the Partnership (the “Offering”), a portion of the Common Units held by each of CenterPoint and OGE Energy were converted into subordinated units (the “Subordinated Units”) in the Partnership. The Offering closed on April 16, 2014, and the Common Units were offered at a price to the public of $20.00 per Common Unit. As of the closing of the Offering, CenterPoint owned 87,803,909 Common Units and 139,704,916 Subordinated Units.

On May 13, 2014, pursuant to the Master Formation Agreement, CenterPoint exercised a put right with respect to a 24.95% interest in SESH in exchange for 6,322,457 Common Units. The transaction closed on May 30, 2014. In connection with the closing of the transaction, CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership entered into a Contribution Agreement, dated as of May 30, 2014, attached hereto as Exhibit D.

Pursuant to the Master Formation Agreement and subject to certain restrictions, if the fair market value of the contributed SESH interest was more or less than the value contemplated in the Master Formation Agreement, a cash payment may have been required by either the Partnership or CenterPoint in order to ensure that the value of the total consideration paid by the Partnership equaled the fair market value of the contributed SESH interest. No cash payment was required pursuant to the Master Formation Agreement in connection with CenterPoint’s exercise of its put right with respect to the 24.95% interest in SESH.

On April 16, 2014 certain Listed Persons acquired with personal funds, beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $20 per unit as set forth in Item 5(a).

Item 4.	Purposes of Transactions

The Reporting Persons acquired the Common Units and Subordinated Units reported herein for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant phantom units, performance units, appreciation rights, restricted units, option rights, cash incentive awards, distribution equivalent rights or other unit-based awards and unit awards to officers, directors and employees of the General Partner or its affiliates, including any individual who provides services to the Partnership or the General Partner as seconded employees, and any consultants, affiliates of the General Partner or other individuals who perform services for the Partnership pursuant to the Enable Midstream Partners, LP Long Term Incentive Plan (the “LTIP”) adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, directly from the Partnership, from any other person or any combination of the foregoing.

CenterPoint has a put right, and the Partnership has a call right, exercisable with respect to a 0.1% interest in SESH (which may be exercised no earlier than May 2015). If CenterPoint were to exercise its remaining put right or the Partnership were to exercise its remaining call right, CenterPoint would contribute to the Partnership its 0.1% interest in SESH in exchange for 25,341 Common Units. Pursuant to the Master Formation Agreement and subject to certain restrictions, if the fair market value of the contributed SESH interest is more or less than the value contemplated in the Master Formation Agreement, a cash payment may be required by either the Partnership or CenterPoint in order to ensure that the value of the total consideration paid by the Partnership equals the fair market value of the contributed SESH interest.

(b) None.

(c) None.

(d) The Partnership intends to increase the size of the General Partner’s board of directors to eight directors and appoint a third independent director within one year of the effective date of the Partnership’s Registration Statement on Form S-1 (File No. 333-192542) (the “Form S-1”). The General Partner will manage the Partnership’s operations and activities on its behalf through its directors and officers. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. Directors of the General Partner will be appointed by CenterPoint and OGE Energy.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Partnership

(a) After giving effect to the transaction that is the subject of this Schedule 13D:

•	CERC holds directly 94,126,366 Common Units, representing 22.3% of the outstanding Common Units of the Partnership. CERC also holds 139,704,916 Subordinated Units, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	CenterPoint, as the sole stockholder of CERC may, pursuant to Rule 13d-3, be deemed to beneficially own the 94,126,366 Common Units held of record by CERC, representing approximately 22.3% of the outstanding Common Units. In addition, CenterPoint may, pursuant to Rule 13d-3, be deemed to beneficially own the 139,704,916 Subordinated Units held by CERC, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	Through their ownership interest in the General Partner, CenterPoint and CERC may be deemed to beneficially own an interest in the General Partner’s non-economic general partner interest and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions).

•	In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Scott M. Prochazka	5,000	*
Gary L. Whitlock	25,000	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (214,173,887) and Subordinated Units (207,855,430) issued and outstanding as of June 1, 2014, as reported to the Reporting Persons by the Partnership.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Exhibit A for additional information applicable to the Listed Persons. To the Reporting Persons’ knowledge, each of the Listed Persons listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him in Item 5(a).

(c) The information set forth in Item 3 is incorporated herein by reference. Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership

The information provided or incorporated by reference in Item 3 and Item 4 above is hereby incorporated by reference herein.

The Second Amended and Restated Partnership Agreement

The General Partner, as the sole general partner of the Partnership, CERC, as an initial limited partner of the Partnership, and all other initial limited partners, among others, are party to the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of conversion of the Subordinated Units into Common Units and voting rights.

Second Amended and Restated Limited Liability Company Agreement of Enable GP

Under the Second Amended and Restated Limited Liability Company Agreement of the General Partner, as amended to date, attached hereto as Exhibits E and F (the “General Partner LLC Agreement”), CenterPoint, through its wholly owned subsidiary CERC, has the right to appoint two members of the board of directors of the General Partner. OGE Energy, through its wholly owned subsidiary OGE Enogex Holdings LLC, has the right to appoint two members of the board of directors of the general partner, and the remainder of the members of the board of directors of the General Partner will be appointed by mutual agreement of CenterPoint and OGE Energy.

Lock-Up Agreements

Subject to certain limited exceptions, the Partnership, CenterPoint, OGE Energy, ArcLight, the General Partner and the directors and executive officers of the General Partner as well as all participants in the directed unit program have agreed that, without prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, and subject to specified exceptions, such entities and individuals will not, during the period ending 180 days from the effective date of the Form S-1 (the “Restricted Period”) engage in certain specified transactions regarding any Common Units or any securities convertible into or exercisable or exchangeable for Common Units, file any registration statement with the SEC relating to the offering of any Common Units or any securities convertible into or exercisable or exchangeable for Common Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described above is to be settled by delivery of Common Units or such other securities, in cash or otherwise. In addition, these persons agree that, without prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, such persons will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any Common Units or any security convertible into or exercisable or exchangeable for Common Units.

Registration Rights Agreement with Respect to Common Units

Pursuant to a registration rights agreement the Partnership entered into with affiliates of CenterPoint, OGE Energy and ArcLight attached hereto as Exhibit H (the “Registration Rights Agreement”), those affiliates have specified demand and piggyback registration rights with respect to the registration and sale of their Common Units. In particular, beginning 180 days after the closing of the Offering, affiliates CenterPoint and OGE Energy each have the right to cause the Partnership to prepare and file a registration statement with the SEC covering the offering and sale of the Common Units. At any time following the time when the Partnership is eligible to file a registration statement on Form S-3, ArcLight will have the right to cause the Partnership to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of its Common Units. The Partnership will bear all costs and expenses incidental to any registration, excluding any underwriting discounts.

Indenture and First Supplemental Indenture

On May 27, 2014, the Partnership completed the private offering of $500,000,000 aggregate principal amount of its 2.400% Senior Notes due 2019 (the “2019 Notes”), $600,000,000 aggregate principal amount of its 3.900% Senior Notes due 2024 (the “2024 Notes”) and $550,000,000 aggregate principal amount of its 5.000% Senior Notes due 2044 (the “2044 Notes,” and, together with the 2019 Notes and the 2024 Notes, the “Notes”). The Notes were issued under the Indenture, dated as of May 27, 2014 attached hereto as Exhibit I (the “Base Indenture”), between the Partnership and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of May 27, 2014, among the Partnership, CERC, and the Trustee attached hereto as Exhibit J (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

CERC will guarantee the collection (not payment) of the Partnership’s obligations under the 2019 Notes and the 2024 Notes on an unsecured subordinated basis, subject to automatic release on May 1, 2016. The Notes are the Partnership’s senior unsecured obligations and rank equally with all of its existing and future senior unsecured indebtedness.

Registration Rights Agreement with Respect to Notes

In connection with the issuance of the Notes, the Partnership, CERC and the representatives of the initial purchasers of the Notes entered into a registration rights agreement with respect to the Notes, dated May 27, 2014 attached hereto as Exhibit K (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Partnership and CERC to use commercially reasonable efforts to file a registration statement with the SEC registering notes having substantially identical terms as the Notes, including, with respect to the 2019 Notes and the 2024 Notes, CERC’s subordinated guarantee of collection, and to complete an exchange offer of non-restricted exchange notes for the Notes within 500 days after May 27, 2014. Under certain circumstances, the Partnership and CERC will be obligated to file a shelf registration statement with respect to the Notes. If the Partnership and CERC fail to satisfy certain filing and other obligations with respect to the exchange, the Partnership must pay additional interest to holders of the Notes.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on April 22, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 10.2 to CERC’s quarterly report on Form 10-Q filed with the Commission on November 12, 2013 and the First Amendment to the General Partner LLC Agreement of the General Partner filed as Exhibit 10.2 to CenterPoint’s current report on Form 8-K filed with the Commission on April 22, 2014, each of which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s current report on Form 8-K filed with the Commission on April 16, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of the Registration Rights Agreement with respect to the Common Units as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 10.12 to the Partnership’s Form S-1 filed on November 26, 2013 which is incorporated in its entirety in this Item 6. References to, and descriptions of the Base Indenture as set forth in this Item 6 are qualified in their entirety by reference to the Base Indenture filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on May 29, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of the First Supplemental Indenture as set forth in this Item 6 are qualified in their entirety by reference to the First Supplemental Indenture filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on May 29, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of the Registration Rights Agreement with respect to the Notes as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K filed with the Commission on May 29, 2014, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of CenterPoint and CERC (filed herewith).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed herewith).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference.)

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Walter L. Fitzgerald	By:	/s/ Walter L. Fitzgerald
Name:	Walter L. Fitzgerald	Name:	Walter L. Fitzgerald
Title:	Senior Vice President and Chief Accounting Officer	Title:	Senior Vice President and Chief Accounting Officer